

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2011

<u>Via Email</u>
Gary O'Flynn
Goff Corp.
President and Chief Executive Officer
9 NOF Commercial Centre Industrial Park
Old Mallow Rd, Cork City, Ireland

> **Re:** **Goff Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 30, 2011**
> **File No. 333-176509**

Dear Mr. O'Flynn:

This is to advise you that a preliminary review of the above registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, we are unable to complete a review of the registration statement due to the absence of the consent of your independent auditors. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies. Please amend the registration statement to include an updated consent from your auditors as an exhibit.

You are advised that we will not recommend acceleration of the effective date of the registration statement as filed and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

Please submit a substantive amendment to correct the deficiency or a request for withdrawal of the filing.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551- 3482 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

Gary O'Flynn
Goff Corp.
October 7, 2011
Page 2

cc: <u>Via E-mail</u>
        Lawrence W. Horwitz, Esq.
        Horwitz, Cron & Armstrong, LLP